GasLog Partners LP Announces Closing of its Public Offering
of 7,500,000 Common Units

MONACO, June 26, 2015 – GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP) today announced the closing of its public offering of 7,500,000 common units representing limited partner interests (the “common units”). The public offering price was $23.90 per common unit. The net proceeds from the offering, after deducting underwriting discounts and other offering expenses, and including approximately $3.66 million received from GasLog Ltd. (NYSE: GLOG) to maintain its 2.0% general partner interest in the Partnership, were approximately $175.78 million.

The Partnership will use the net proceeds from the offering to fund the previously announced acquisition of 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the “Acquisition”), the entities that own the liquefied natural gas (“LNG”) carriers the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, from GasLog Ltd. and to prepay amounts under an existing credit facility related to the vessels being acquired. The Acquisition is expected to close in early July following the return from drydocking of the Methane Alison Victoria.

Following the completion of the Acquisition, the Partnership’s management intends to recommend to the Board an increase in the Partnership’s quarterly cash distribution per unit of between 7% to 10%. This increase, together with the previous increase with respect to the quarter ended March 31, 2015, will result in a cash distribution per unit of between 24% to 27% above the existing minimum quarterly distribution. The proposed increase would result in a cash distribution per unit of between $0.465 to $0.478 for the quarter ended September 30, 2015, or $1.86 to $1.91 on an annualized basis. Any such increase would be conditioned upon, among other things, the closing of the Acquisition, the approval of such increase by the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

Citigroup Global Markets Inc., Barclays Capital Inc., Morgan Stanley & Co. LLC, Evercore Group L.L.C., UBS Securities LLC, Wells Fargo Securities, LLC, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. acted as joint book-running managers and ABN AMRO Securities (USA) LLC acted as co-manager for the offering.

The offering was made only by means of a prospectus. A copy of the prospectus relating to the offering may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: (800) 831-9146.

A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission on June 8, 2015. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About GasLog Partners LP

GasLog Partners LP is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under long-term charters. Prior to giving effect to the Acquisition, GasLog Partners LP’s fleet consists of five LNG carriers with an average carrying capacity of 151,000 cbm, each of which has a multi-year time charter. For more information, please visit the GasLog Partners LP website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to the Partnership’s operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies and business prospects, and changes and trends in the Partnership’s business and the markets in which it operates. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Partnership’s expectations and projections. Accordingly, you should not unduly rely on any forward-looking statements. Factors that might cause future results and outcomes to differ include:

●	LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
●	our ability to enter into time charters with new and existing customers;
●	changes in the ownership of our charterers;
●	our customers’ performance of their obligations under our time charters;
●	changing economic conditions and the differing pace of economic recovery in different regions of the world;
●	our future financial condition, liquidity and cash available for dividends and distributions;
●	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, the ability of our lenders to meet their funding obligations, and our ability to meet the restrictive covenants and other obligations under our credit facilities;
●	our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;
●	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
●	number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses;
●	fluctuations in currencies and interest rates;
●	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
●	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
●	requirements imposed by classification societies;
●	risks inherent in ship operation, including the discharge of pollutants;
●	availability of skilled labor, ship crews and management;
●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
●	potential liability from future litigation; and
●	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 17, 2015 and in the Prospectus Supplement filed with the SEC on June 22, 2015. Copies of the Annual Report, as well as subsequent filings, are available online at http://www.sec.gov.

The Partnership does not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Contacts:

Simon Crowe

Chief Financial Officer

Phone: +44-203-388-3108

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com